Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

dlansdale@fulbright.com	telephone:	(210) 224-5575
direct dial: (210) 270-9367	facsimile:	(210) 270-7205
October 13, 2005
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0308
Washington, D.C. 20549
Attention: Ted Yu

Re:	Clear Channel Outdoor Holdings, Inc.
Registration Statement on Form S-1
File No. 333-127375
Ladies and Gentlemen:
          On August 10, 2005, Clear Channel Outdoor Holdings, Inc. (the “Company”) filed its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its Class A Common Stock. The Company filed Amendment No. 1 to the Form S-1 on August 17, 2005 and Amendment No. 2 to the Form S-1 on September 26, 2005. By letter dated October 6, 2005, the Company has received the Staff’s additional comments relating to the Form S-1 (the "Comment Letter”).
          In response to the Comment Letter, the Company has filed Amendment No. 3 to the Form S-1 (the "Amendment”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
     1) We note your response to prior comment 1 of our September 9, 2005 letter. In your response letter, and with a view towards disclosure, please explain how the issuance of the $2.5 billion intercompany note helped “set the appropriate capitalization” for the company and “maximize” the value of Clear Channel Communications’ investment in the company. Explain the companies’ reasoning for the decision to set the “appropriate capitalization,” including how they determined what capitalization was “appropriate” and the basis for this determination.
          Response: In determining the size of the $2.5 billion intercompany note and the appropriate capitalization of the Company, the Company considered two primary factors:
(i) The Company set the indebtedness amount at a level at which it believes it will reasonably and comfortably be able to service its debt obligations in the future. In

Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio • Hong Kong • London • Murich

Securities and Exchange Commission
October 13, 2005

determining comfort with this level, the Company analyzed commonly used coverage ratio metrics such as operating income before depreciation, amortization and non-cash compensation expense divided by interest expense. The Company believes that its cash flows from operations will be sufficient to fund its interest on indebtedness obligations for the foreseeable future.
(ii) The Company analyzed the leverage levels of peer companies in the outdoor advertising, radio, television and other media industries as measured by commonly used ratios such as total indebtedness divided by operating income before depreciation, amortization and non-cash compensation expense. The Company believes that its capitalization and leverage levels are in line with other peer companies.
          In determining whether to issue intercompany or third party debt, the Company assessed the impact that third party debt would have on the total amount of indebtedness, the interest coverage ratios and the credit profile and quality of Clear Channel Communications, the Company’s parent corporation. Since Clear Channel Communications will own a majority of the capital stock of the Company after the initial public offering, the Company’s third party debt would be consolidated at the Clear Channel Communications level, while any intercompany debt would be eliminated in consolidation. Also, as noted in the “Risk Factors” section, since any deterioration in the financial condition of Clear Channel Communications could adversely affect the Company’s access to the credit markets and increase the Company’s borrowing costs, the Company determined that intercompany debt would provide more financial flexibility and would minimize the Company’s cost of future liquidity as compared to third party debt.
          Finally, the Company believes that the issuance of the $2.5 billion intercompany note and the resulting leverage levels on the Company maximize the value to public investors and Clear Channel Communications’ stake in the Company by setting a weighted average cost of capital for the Company and its investors that most optimally reflects the asset mix and risks of the Company.
          The Company has revised the disclosure on page 121 accordingly.
Prospectus Summary, page 1
     2) The business discussion in your prospectus summary is still overly lengthy. Please further reduce the length of the discussion by focusing on only the key aspects of your business and strategy. For example, consider reducing the length of the “Competitive Strengths,” “Our Strategy,” and “Our Business” sections. Detailed discussions can be included in the Business section rather than in the prospectus summary.
          Response: The Company has revised the disclosure in the prospectus summary by shortening the “Our Business,” “Our Competitive Strengths” and “Our Strategy” sections on pages 1, 2 and 3.

Securities and Exchange Commission
October 13, 2005

Risk Factors, page 14
     3) Please avoid using generic and vague phrases as such “may affect our advertising revenues” or “may affect our ability to conduct business” in your subheadings and discussions. Instead, use more descriptive phrases so that readers can better understand the risks’ effects.
          Response: The Company has revised the disclosure in the “Risk Factors” section accordingly.
Doing business in foreign countries ... page 14
     4) We note the revisions made in response to prior comment 22 of our September 9, 2005 letter. Please explain how each factor listed on pages 14-15 could specifically result in disruptions to your business or financial losses in your international operations.
          Response: The Company has revised the disclosure on page 15 under the heading “Doing business in foreign countries . . .” accordingly.
Antitrust regulations may limit future acquisitions ... page 16
     5) Please explain the effect on your business and strategy if the Department of Justice, Federal Trade Commission, or foreign antitrust agencies take the actions described on page 15.
          Response: The Company has revised the disclosure on page 16 under the heading “Antitrust regulations may limit future acquisitions . . .” accordingly.
Management’s Discussion and Analysis, page 43
     6) We note your response to prior comments 35 and 38 of our September 9, 2005 letter. As stated in Release No. 33-8350, a good overview section should “provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.” Your response to prior comment 38 indicates that the state of the economy and advertising market have the most immediate material uncertainty surrounding the company’s business; please disclose this fact more prominently in your MD&A section. Your response also indicates that management is not currently aware of any trends relating to these factors, as well as any geological events and government regulations, that could impact the company’s operations. This belief on the part of management should also be disclosed prominently.
          Response: The Company has revised the disclosure on pages 45 and 46 under the heading “Overview — Factors Affecting Results of Operations and Financial Condition” accordingly.

Securities and Exchange Commission
October 13, 2005

Use of OIBDAN, page 53
     7) We note that the international segment’s OIBDAN “remained relatively flat” for the six months ended June 30, 2005. Please provide quantified disclosure rather than vague phrases such as “relatively flat.” Also quantify the “revenue decline” in France. Make similar revisions throughout the prospectus, as applicable.
          Response: The Company has revised the disclosure in the first paragraph under the table on page 56 accordingly.
     8) Please refer to prior comment 42. Please revise your disclosure to reconcile your segment OIBDAN to your segment operating income. Also, comply with this comment throughout the filing where segment OIBDAN is presented.
          Response: The Company has revised the tables on pages 12, 43 and 55 to 56 accordingly.
Financial Condition and Liquidity, page 54
     9) Please refer to the discussion of your investing activities for the six months ended June 30, 2005 on page 55. Indentify the “nonconsolidated affiliate.”
          Response: The Company has revised the interim period disclosure under “Investing Activities” on page 57 accordingly.
     10) Please tell us if the reference to 2003 is a typographical error. If not, tell us how it relates to the change between the six months ended June 30, 2005 as compared to the six months ended June 30, 2004.
          Response: The reference to 2003 in the interim period disclosure under “Investing Activities” on page 57 is a typographical error and has been corrected.
Liquidity, page 55
     11) Please refer to the first full paragraph on page 56 (“Management believes ...”). Please quantify the period of time that management believes future funds from operations and available borrowing capacity will be sufficient to fund your debt service requirements, working capital requirements, capital expenditure requirements and costs of this offering.
          Response: The Company has revised the disclosure in the second paragraph under “Liquidity — Sources of Capital” on page 58 accordingly.
     12) Please refer to your discussion of the uncommitted revolving demand promissory note on page 57. We note the cross-reference to the “Cash and cash equivalents; cash management policies” discussion. Please clarify the relationship of the uncommitted revolving demand promissory note to the cash management policies. Is the uncommitted revolving

Securities and Exchange Commission
October 13, 2005

demand promissory note the same as the “cash management note[s]” discussed on page 58? If not, then disclose the material terms of the uncommitted revolving demand promissory note (e.g., amount available and interest rate).
          Response: The Company has revised the disclosure in the first paragraph under “Liquidity — Sources of Capital” on page 58 to remove references to the uncommitted revolving demand promissory note and simply refer to the cash management note issued by the Company to Clear Channel Communications, since they are the same.
     13) Please refer to prior comment 49. Revise your disclosure to quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures.
          Response: The Company has revised the disclosure by adding the third paragraph under “Liquidity — Sources of Capital” on page 58 accordingly.
Industry Metrics, page 66
     14) Please provide us with copies of the relevant excerpts from the OAAA report cited here. Disclose the basis of your belief that the growth rate for outdoor advertising was higher than the overall U.S. advertising growth.
          Response: The Company has attached as Exhibit A to this response letter the relevant excerpts from an OAAA press release and the OAAA website. In addition, the Company has revised the disclosure on page 69 in the first paragraph under the heading “Industry Metrics” to provide the basis for the Company’s belief. Finally, the Company has included in the disclosure a statement regarding the recall rate for outdoor advertising. A summary of the research that supports this statement is attached as Exhibit B to this response letter.
Corporate Services Agreement, page 102
     15) We note your response to prior comment 64 of our September 9, 2005 letter. Please elaborate on the “ratio” of your OIBDAN to the total Clear Channel Communications OIBDAN and how the “allocable portion” of the compensation costs and benefits are based on this ratio.
          Response: The Company has revised the disclosure in the fourth paragraph on page 106 accordingly.
Combined Statement of Operations, page F-4
     16) Please refer to prior comment 73. We understand that your divisional operating expenses include both cost of services and selling, general and other administrative expenses. Please segregate these line items on your statement of operations. Refer to Rule 5-03(b)(2) of Regulation S-X.

Securities and Exchange Commission
October 13, 2005

          Response: The Company has segregated divisional operating expenses into direct expenses and selling, general and administrative expenses in the Amendment. The Company has not updated the interim periods but will provide the interim numbers by a future amendment.
Combined Statements of Cash Flows, pages F-6 and F-32
     17) Please revise to include the impact of your foreign currency translations in the applicable line items(s) in operating activities.
          Response: The Company has revised the Combined Statements of Cash Flows on pages F-6 and F-32 accordingly.
     18) Please tell us why the line item, “Net cash transferred to Clear Channel Communications,” is presented as a financing activity.
          Response: The line item “Net transfers (to) from Clear Channel Communications” reflect the changes in the “Due from Clear Channel Communications” account during the periods. The Company’s operating cash is swept by Clear Channel Communications and accounted for through the “Due from Clear Channel Communications” account. Although the increase in operating cash was not applied against the Company’s outstanding intercompany debt balance, it is a component of the Company’s financing transactions with Clear Channel Communications. As such, the Company believes presenting this increase as a financing activity is appropriate. It is the Company’s intention to apply the outstanding balance of the “Due from Clear Channel Communications” account at the time of the initial public offering to repay a portion of the outstanding intercompany debt with Clear Channel Communications. Therefore, the Company reclassified this account from operating activities to financing activities.
******

Securities and Exchange Commission
October 13, 2005

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (210) 224-5575.

Very truly yours,
/s/ Daryl L. Lansdale, Jr.
Daryl L. Lansdale, Jr.

cc:	Larry Spirgel (Securities and Exchange Commission)
Michele M. Anderson (Securities and Exchange Commission)
Robert Carroll (Securities and Exchange Commission)
Dean Suehiro (Securities and Exchange Commission)
John Tippit (Clear Channel Communications, Inc.)
John W. White (Cravath, Swaine & Moore LLP)

EXHIBIT A

OUTDOOR ADVERTISING
ASSOCIATION OF AMERICA

Contact: Meredith Moller
(202) 833-5566
mmoller@oaaa.org

Alexandra Walsh
(301) 523-3318
awalsh@oaaa.org

Outdoor Advertising Revenue Soars 10.2% in Second Quarter

Washington, D.C., September 14, 2005 – The outdoor advertising industry posted $1.8 billion in revenue at the close of the year's second quarter. This indicates a greater than anticipated increase of 10.2% over the same period a year ago and signals acceleration of a growth trend that has been steadily increasing over the past two years. Industry revenue for the first six months of 2005 was $3.2 billion, representing a 7.0% increase from January through June. (Please see attached charts).

"The outdoor advertising industry continues its growth at a faster pace than originally projected," said Stephen Freitas, chief marketing officer for the Outdoor Advertising Association of America (OAAA). "We believe that the outdoor advertising industry's robust growth is due in large part to technological advances that have made the medium more attractive to advertisers looking for media channels unaffected by the rise of on-demand programming and content."

Over the first six months of the year, there was unprecedented growth in the Communications category, which rose an astounding 57.8% due to anticipated mergers and aggressive competition in the telecom sector. Other considerable gains were in the Insurance & Real Estate category, which increased 31.1% as home sales continued to soar, and the Media & Advertising category which grew 33.7%. Other growth categories included Retail, which was up 7%, The Automotive & Accessories category held at a 1.4% gain.

High gas prices may have affected the performance of the automotive and travel categories. The Automotive Dealers & Services category was down 18.3%, and Public Transportation, Hotels & Resorts and Restaurant categories were down 6.4% and 12.2%, respectively. The Local Services & Amusement and Financial categories had slight losses at 1.5% and 4.4%, respectively.

###

The OAAA issues full industry revenue estimates that include, but are not limited to, CMR's data on billboards, member company affidavits and media projections based on a mix of recognized national syndicated data sources.

1850 M Street, N.W. • Suite 1040 • Washington, D.C. 20036
Telephone: (202) 833-5566 • Fax: (202) 833-1522 • www.oaaa.org

OUTDOOR ADVERTISING
ASSOCIATION OF AMERICA

OAAA is the trade association representing the outdoor advertising industry. It is dedicated to leading and uniting a responsible outdoor advertising industry that is committed to serving the needs of consumers, advertisers and the public. The OAAA's nearly 1,100 member companies generate $5.8 billion annually in ad revenues, representing more than 90% of industry income, and donate space to charitable organizations in excess of $350 million each year.

1850 M Street, N.W. • Suite 1040 • Washington, D.C. 20036
Telephone: (202) 833-5566 • Fax: (202) 833-1522 • www.oaaa.org

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Top 10 Outdoor Advertising Categories (based on 2004 year-end outdoor expenditures)

1. Local Services & Amusements
2. Media & Advertising
3. Public Trans., Hotels & Resorts
4. Retail
5. Insurance & Real Estate
6. Financial
7. Automotive Dealers & Services
8. Restaurant
9. Automotive, Auto Access & Equip
10. Telecommunications

THOUGHT-PROVOKI
IMAX

Top 20 Outdoor Brands (based on 2004 year-end outdoor expenditures)

1. McDonald's Restaurants
2. Warner Various Movies
3. Miller Various Beers
4. Verizon Long Distance Bus & Res
5. Anheuser-Busch Various Beers
6. General Motors Corporation Var Car & Trucks
7. Verizon Wireless Services
8. Cracker Barrel Old Country Store
9. Chevrolet Auto&Truck Var
10. Walt Disney Var Movies
11. Nissan Autos & Trucks
12. Bank Of America Consumer Services
13. Diageo Plc Var Beverages
14. Toyota Auto & Trucks
15. Geico Insurance
16. Coca-Cola Various Soft Drinks
17. Coors Light Beer
18. Allstate Insurance
19. Dodge Autos & Trucks
20. Dreamworks Various Movies

Top 10 Outdoor Companies (based on 2004 US revenue)

1. Clear Channel Outdoor
2. Viacom Outdoor
3. Lamar Advertising Company
4. JCDecaux
5. Van Wagner Communications
6. Fairway Outdoor Advertising
7. NextMedia Outdoor
8. Magic Media
9. Reagan National Advertising
10. Burkhart Advertising

Join OAAA | Outdoor Companies | Contact Us | Home
Copyright © 2003, Outdoor Advertising Association of America, Inc.

http://www.oaaa.org/outdoor/facts/top10outdoor.asp

10/07/2005

EXHIBIT B

Outdoor Recall

An Examination of Outdoor Advertising Recall Effectiveness

June 2003

Introduction:

In June 2003, Anne Cunningham, Ph.D. and Renita Coleman, Ph.D., from the Louisiana State University Manship School of Mass Communications, conducted a research study to determine the recall effectiveness of outdoor advertising. There were several pre-existing hypotheses that needed to be investigated in order to increase the strength of the outdoor medium as a viable advertising vehicle.

Hypotheses:

Here are the hypotheses that needed to be investigated.

H1: There will be a significant difference in recall among boards using different technology – regular boards, smart boards[1], and tri-vision boards.

H2a: Distractions, such as cell phone use, listening to the radio, and having other passengers in the car, will be significantly associated with lower levels of recall of billboards.

H2b: Distractions, such as cell phone use, listening to the radio, and having other passengers in the car, will be significantly associated with lower attention to the boards in the study.

H3: Attitude toward advertising in general will affect recall.

H4: Attention to advertising in general will affect recall.

[1]Smart Boards are full-color electronic display boards that change copy every 6 seconds.

Research Questions:

In order for the study to be a success, two important questions had to be answered:

RQ1: How does talking with others about the ads affect recall of outdoor boards?

RQ2: How do demographics relate to recall, attitude toward advertising, attention to advertising and to the boards in the study?

Methods:

In June 2003, 517 telephone surveys were conducted in Baton Rouge, Louisiana. The survey sample consisted of randomly selected adult residents who drive along a one-mile stretch of Interstate10 between Acadian and the Interstate 10-12 split at least once a week.

Data Collection:

During the phone interviews, several questions were asked to determine the following:

Unaided recall was determined by the ability to name any advertiser they remembered seeing along this area of the interstate without prompting.

Aided recall was established by the correct response when prompted with a list of advertisers.

Attitudes toward the advertisements were established by responses given toward the level of agreement with 10 attitude statements:

1. Ads help me learn about products.
2. Most ads are true.

3. I think most ads are irritating.
4. I often try a new product because of an ad.
5. I find ads entertaining.
6. I buy mostly well-known products.
7. I often switch brands because of an ad.
8. Ads are a necessary part of our society.
9. There are too many ads on radio and TV.
10. There are too many outdoor billboards.

Attention paid to advertising was determined by how much they talked about the advertisements with others. Attention paid to the I-10-12 billboards was decided by a 7-point Likert scale ranging from "little to none" to "a great deal."

Distractions consisted of using a cell phone, listening to the radio, or having other passengers in the car while driving.

Board characteristics included length of display, number of concepts, appeal type, etc.

Demographic characteristics of the respondents:

- 60% of the respondents were female
- The average age was 40
- 67% of the people surveyed were Caucasian
- 32% held college degrees
- 19% had graduate degrees
- 58% were married
- 52% had no children at home

Survey Findings:

Thirty-two percent of respondents reported **Unaided Recall** of at least one billboard. Sixty-six percent of respondents had **Aided Recall** of the Casino

Rouge Tri-vision board. In addition, two other boards (Our Lady of the Lake and Hooters) also received over 60% Aided Recall. Smartboard had some of the lowest aided recall scores.

Board characteristics affecting recall

Product/Service awareness – ads featuring products with high awareness had higher recall.

Campaign length – the longer the message was up the better the recall.

Additional Findings

Those who listened to the radio (91%) or used cell phones (57%) actually reported *higher* **unaided** recall. Additionally, those who had passengers in the car (71%) or listened to the radio also reported greater attention paid to billboard ads. People who talked frequently with others about the billboards paid more attention to ads in general and had better attitudes toward advertising. Those who paid attention to and have positive attitudes toward ads tend to have *higher* recall in general.

Demographic factors

Women were more likely than men to have more positive attitudes toward advertising and to pay more attention to ads. Younger people seemed more likely to have better attitudes towards ads, but there was no relationship between age and attention. When it came to the boards in the study, women were more likely to pay attention to these particular boards, as were people with children. **Unaided recall** was higher among the better educated and more affluent; however, **aided recall** was actually higher among those with lower levels of education.

Key Selling Points

Outdoor recall is better than recall of other media.

Medium	**Unaided Recall**
Sports Arena	86
SuperBowl XXVIII	50
Outdoor	32
Magazines	21
Network Television	15
Cable Television	15

Sources: Turley and Shannon (2000); Newell and Henderson (1998); Mandese (2003) and McAdams (2000).

Outdoor reaches particularly desirable audiences, and can be paired with radio for even greater impact. The length of a campaign makes a difference, and Smartboard advertisers should consider longer campaigns.

Tri-vision boards may be the best way to balance continuity with novelty.

Creative factors such as color, message strategy, level of clutter, etc. seem to have little effect on advertising recall.